Filed by Peoples Energy Corporation
Pursuant to Rule 425 under the Securities Act of 1933
And Deemed Filed Pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934

Subject Company: Peoples Energy Corporation
Commission File No. 1-5540

The following are Peoples Energy Corporation's answers to employees' questions posted on Peoples Energy Corporation's internal intranet website on July 18, 2006.

Employee Questions

July 10 Questions

Q. WILL MY STOCK OPTIONS OR SARS TERMINATE AS A RESULT OF THE MERGER?

A. No. Your stock options and SARs will be converted as described in the following questions and remain exercisable in accordance with the terms and conditions of the Plan and your award agreement. However, as a reminder, under the terms of the Plan and your award agreement, the right to exercise your stock options or SARs ends on the date your employment with Peoples Energy terminates, other than a termination of employment due to your death, disability or retirement on or after age 65. This will not change as a result of the merger with WPS.

Q. WHAT HAPPENS TO MY STOCK OPTIONS AS A RESULT OF THE MERGER?

A. If, at the time of the merger, you hold any options to purchase shares of Peoples Energy common stock, your stock options will be converted into options to purchase shares of WPS common stock. The number of shares of WPS common stock subject to your converted options will be determined by multiplying the number of shares of Peoples Energy common stock subject to the stock options you hold at the time of the merger by 0.825 (rounded down to the nearest whole share). The exercise price per share for each option to purchase shares of WPS common stock will be equal to the exercise price per share, at the time of the merger, of the option to purchase shares of Peoples Energy common stock being converted, divided by 0.825 (rounded up to the nearest whole cent).

Your converted stock options will otherwise remain subject to the terms and conditions of the Long-Term Incentive Compensation Plan (the “Plan”) and your award agreement.

Q. CAN YOU PROVIDE AN EXAMPLE OF HOW MY STOCK OPTIONS WILL BE CONVERTED?

A. The following is an example of the conversion described in the preceding Question:

At the time of the merger, Employee A holds fully vested stock options to purchase 100 shares of Peoples Energy common stock at an exercise price of $35.00 per share. As a result of Peoples Energy's merger with WPS, Employee A's stock options are converted into stock options to purchase WPS common stock. Employee A will now have stock options to purchase 82 shares of WPS common stock, with an exercise price of $42.43 per share, which was determined as follows:

100 shares of Peoples Energy common stock	X	0.825	=	82 shares of WPS common stock
$35 (the current exercise price)	/	0.825	=	$42.43 (adjusted exercise price)

Q. WHAT HAPPENS TO MY SARS AS A RESULT OF THE MERGER?

A. Your SARs will be converted into SARS with respect to WPS common stock in a manner similar to that described above in the Question concerning stock options. The number of SARs with respect to WPS common stock will be determined by multiplying the number of Peoples Energy SARs you hold at the time of the merger by 0.825 (rounded down to the nearest whole right). The exercise price for each SAR with respect to WPS common stock will be equal to the exercise price of the SAR being converted immediately prior to the time of the merger divided by 0.825 (rounded up to the nearest whole cent).

Your converted SARs will otherwise remain subject to the terms and conditions of the Plan and your award agreement.

Q. CAN YOU PROVIDE AN EXAMPLE OF HOW MY SARS WILL BE CONVERTED?

A. Using the same facts described above in the Question concerning the example of how stock options will be converted, except that Employee A holds 100 fully vested SARs with an exercise price of $35.00, the merger will result in Employee A holding 82 SARs with respect to WPS common stock, with an exercise price of $42.43.

Q. WHAT HAPPENS TO MY STOCK OPTIONS AND SARS IF I TERMINATE EMPLOYMENT WITH THE COMPANY?

A. As noted above, under the terms of the Plan and your award agreement, the right to exercise your stock options or SARs ends on the date your employment with Peoples Energy terminates, other than a termination of employment due to your death, disability or retirement. This will not change as a result of the merger with WPS.

Q. WHAT HAPPENS TO MY STOCK OPTIONS AND SARS UPON MY DEATH?

A. In general, under the Plan, upon your death, your stock options and/or SARs may be exercised at any time until the earlier of the expiration of their respective terms, or within three years after the date of your death, by your designated beneficiary, your estate or any person who acquires the right to exercise your stock options and SARs by bequest or inheritance. You should refer to your award agreement which specifies in detail what happens to your stock options and SARs should you die prior to fully exercising your stock options and SARs.

Q. WHAT HAPPENS TO MY STOCK OPTIONS AND SARS SHOULD MY EMPLOYMENT TERMINATE DUE TO MY DISABILITY?

A. In general, under the Plan, if your employment with Peoples Energy is terminated by reason of your disability and prior to the termination of your stock options and/or SARs, you may exercise your stock options and/or SARs at any time until the earlier of the expiration of their respective terms, or within three years from the date of your termination of employment due to disability. You should refer to your award agreement which specifies in detail what happens to your stock options and SARs should your employment be terminated due to disability.

Q. WHAT HAPPENS TO MY STOCK OPTIONS AND SARS WHEN I RETIRE?

A. In general, under the Plan, if you retire prior to the termination of your stock options and/or SARs, you will have the right to exercise your stock options and/or SARs at any time until the earlier of the expiration of their respective terms, or within three years from the date of your retirement. You should refer to your award agreement which specifies in detail what happens to your stock options and SARs when you retire.

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July 11 Questions

Q: Synergies of 80 million annually are expected over time and a one time cost of 200 million is expected to obtain these synergies. Do any of these synergies come from an expected early out program like the 3 and 3 that was offered several years ago?

A: At this time, the company has not made a decision regarding any special offers, such as “early out,” as part of the transition process.

Q: According to the press releases in Crain's this is an outright purchase of Peoples for 1.5 billion. Also, it is clearly stated that there is an expected cost savings of $72 million. What is that $72 million based on? Both of these items would lead one to believe that there is a lot more info we are not being told, or the information we are getting is short of all the known information. It seems that the areas in cost savings (read cost cutting and employee reduction) might be clearer than we are being led to believe. Could you comment on this?

A: It is estimated that there is an opportunity for about $72 million of savings from corporate overhead and redundancies across all of the companies of the newly formed corporation. This could include supply chains, fuel, corporate and administrative programs, IT integration, and overall staffing. There is another $8 million of estimated savings opportunities at the non-regulated businesses.

Q: My question has to do with redundancy in personnel, as I think most employees are concerned about their positions right now and their futures. I have heard there is a strong possibility that the areas most likely to be affected (lay-offs) by merger will be the service areas of the company. Is this the case?

A: The areas that are expected to be impacted the most are general administrative and functions that both companies share.

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Forward-Looking Statements
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This document contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934. You can identify these statements by the fact that they do not relate strictly to historical or current facts and often include words such as "anticipate," "expect," "intend," "may," "could," "project," "believe" and other similar words. Forward-looking statements are beyond the ability of WPS Resources and Peoples Energy to control and, in many cases, neither WPS Resources nor Peoples Energy can predict what factors would cause actual results to differ materially from those indicated by forward-looking statements. Please see WPS Resources' and Peoples Energy's periodic reports filed with the Securities and Exchange Commission (including their 10-Ks and 10-Qs) for listings of certain factors that could cause actual results to differ materially from those contained in forward-looking statements. All forward-looking statements included in this document are based upon information presently available, and neither WPS Resources nor Peoples Energy assume any obligation to update any forward-looking statements.

Additional Information
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This communication is not a solicitation of a proxy from any security holder of WPS Resources Corporation or Peoples Energy Corporation. WPS Resources Corporation intends to file a registration statement on Form S-4 with the Securities and Exchange Commission (the "SEC") in connection with the proposed transaction. The registration statement will include a joint proxy statement of WPS Resources Corporation and Peoples Energy Corporation that also constitutes a prospectus of WPS Resources Corporation, which will be sent to the shareholders of WPS Resources Corporation and Peoples Energy Corporation. Shareholders are urged to read the joint proxy statement/prospectus and any other relevant document when they become available, because they will contain important information about WPS Resources Corporation, Peoples Energy Corporation and the proposed transaction. A definitive proxy statement will be sent to shareholders of WPS Resources Corporation and Peoples Energy Corporation seeking approval of the proposed transaction. The joint proxy statement/prospectus and other documents relating to the proposed transaction (when they are available) can be obtained free of charge from the SEC's website at www.sec.gov. These documents (when they are available) can also be obtained free of charge from WPS Resources Corporation upon written request to WPS Resources Corporation, Attention: Barth J. Wolf, Secretary and Manager - Legal Services, P.O. Box 19001, Green Bay, Wisconsin 54307-9001, or by calling (920) 433-1727, or from Peoples Energy Corporation, upon written request to Peoples Energy Corporation, Attention: Secretary, 130 East Randolph Drive, 24th Floor, Chicago, Illinois 60601, or by calling (312) 240-4366.

Participants in the Proposed Transaction
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WPS Resources Corporation, Peoples Energy Corporation and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from shareholders in connection with the proposed transaction under the rules of the SEC. Information about the directors and executive officers of WPS Resources Corporation may be found in its 2005 Annual Report on Form 10-K filed with the SEC on February 28, 2006 and definitive proxy statement relating to its 2006 Annual Meeting of Shareholders filed with the SEC on April 7, 2006. Information about the directors and executive officers of Peoples Energy Corporation may be found in its Amendment No. 1 to its 2005 Annual Report on Form 10-K filed with the SEC on December 14, 2005 and definitive proxy statement relating to its 2006 Annual Meeting of Shareholders filed with the SEC on January 1, 2006. These documents can be obtained free of charge from the sources indicated above. Additional information regarding the interests of these participants will also be included in the joint proxy statement/prospectus regarding the proposed transaction when it becomes available.

Non-Solicitation
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This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.